STANDARD MOTOR PRODUCTS, INC.
                            37-18 Northern Boulevard
                        Long Island City, New York 11101

                                December 21, 2007


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:        Kevin Vaughn, Branch Chief
                  Martin F. James, Senior Assistant Chief Accountant
                  Tara Harkins, Staff Accountant

         RE:      STANDARD MOTOR PRODUCTS, INC.
                  ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006 FILED ON MARCH 16, 2007; FILE NO. 001-04743

Dear Sirs:

         On behalf of Standard Motor Products, Inc., we are responding to an additional comment of the Staff of the Securities and Exchange Commission in connection with the above-referenced Annual Report on Form 10-K (the "Form 10-K").

         As requested by the Staff, we will amend our Form 10-K to clarify our response to the requirements of Item 307 of Regulation S-K regarding the effectiveness of our disclosure controls and procedures. We will include the entire Item 9A. "Controls and Procedures" section as part of the Form 10-K. A copy of our proposed Item 9A is attached to this letter. Please confirm that the proposed amendment meets with your approval.

         Please contact the undersigned or Carmine Broccole, our Vice President General Counsel, at 718-392-0200, if you have any questions regarding this matter.

                                                Very truly yours,

                                                /s/ James J. Burke
                                                ------------------
                                                Chief Financial Officer and
                                                Vice President Finance

ITEM 9A. CONTROLS AND PROCEDURES

(a)      EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act, as of the end of the period covered by this Report. This evaluation also included consideration of our internal controls and procedures for the preparation of our financial statements as required under Section 404 of the Sarbanes-Oxley Act. In the course of the controls evaluation, we reviewed data errors or control problems identified and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. In addition, subsequent to the period covered by this Report, this evaluation considered the disclosures made in this Amendment. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Report.

As discussed in the Explanatory Note to this Amendment, we amended our Report to include, among other things, the disclosure of additional financial information regarding our joint ventures in note 8 to our consolidated financial statements and correct typographical errors. Although we amended our Report, our Chief Executive Officer and Chief Financial Officer still concluded that our disclosure controls and procedures are effective at a reasonable assurance level in timely alerting them to material information relating to us which is required to be included in our periodic SEC filings.

The Company's evaluation of its disclosure controls and procedures is performed on a quarterly basis so that the conclusions of management, including our Chief Executive Officer and Chief Financial Officer, concerning the effectiveness of the disclosure controls can be reported in our periodic reports on Forms 10-Q and Forms 10-K. Many of the components of our disclosure controls are also evaluated on an ongoing basis by both our internal audit and finance organizations. The overall goals of these various evaluation activities are to monitor our disclosure controls and to modify them as necessary. We intend to maintain the disclosure controls as dynamic systems that we adjust as circumstances merit. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer believe that the disclosure of additional information regarding our joint ventures and the correction of certain typographical errors, and the omission of these in the original filing of our Report, did not materially impact our conclusion concerning the effectiveness of the design and operation of our disclosure controls and procedures.

(b) MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

Pursuant to Section 404 of the Sarbanes-Oxley Act, as part of this Report we have furnished a report regarding our internal control over financial report as of December 31, 2006. The report is under the caption "Management's Report on Internal Control Over Financial Reporting" in "Item 8. Financial Statements and Supplementary Data," which report is incorporated herein by reference.


(c) ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Grant Thornton, our independent registered public accounting firm, has issued an opinion as to management's assessment and as to the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. The opinion is under the caption "Report of Independent Registered Public Accounting Firm-Internal Control Over Financial Reporting" in "Item 8. Financial Statements and Supplementary Data" for this attestation report, which is incorporated herein by reference.


(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

During the quarter ended December 31, 2006 and subsequent to that date, we have not made changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

However, subsequent to the period covered by this Report, we have re-evaluated our controls and have made additional changes in order to address the accounting matters referred to above such as educating our staff, further consulting with outside experts, and additional procedures to ensure uncover any errors and omissions. We continue to review, document and test our internal control over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business. These efforts will lead to various changes in our internal control over financial reporting.